Filed by Ingersoll-Rand Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is information provided to IR employees on January 16, 2008.

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Questions & Answers on the Ingersoll Rand and Trane Transaction

The acquisition

1.	What is the strategic rationale for buying Trane?

Ingersoll Rand’s acquisition of Trane is consistent with its ongoing transformation to become a premier global diversified industrial company. The transformation has included a significant divestiture of cyclical businesses and acquisition of less cyclical, growth-oriented businesses.

2.	What are we buying? All divisions, businesses and facilities?

We are acquiring the entire Trane business, including all of its worldwide operations and facilities. Of note, this does not include the American Standard bath and kitchen business, which recently was sold to a private equity firm, or WABCO, which was spun-off earlier last year.

3.	How much did we pay for Trane? Did we overpay?

The transaction is valued at approximately $10.1 billion, including transaction fees and the assumption of $150 million of Trane net debt. We believe this represents a fair price for a business that will provide Ingersoll Rand numerous strategic benefits, including:

•	Broader customer base

•	Stronger market positions

•	Larger recurring revenue base

•	New technologies and capabilities, with greater opportunities for innovation

•	Expanded geographic footprint

•	Leadership in the growing global climate control market

We are confident that these strategic benefits will contribute to consistent long-term revenue growth and earnings performance for Ingersoll Rand.

4.	Does the acquisition of Trane include the American Standard brand and all other entities?

The acquisition will include all of Trane’s operations, including brand assets. There is a meaningful and important part of the residential business that markets heating, ventilation and air conditioning (HVAC) products under the American Standard brand, but all the American Standard branded Bath and Kitchen products were sold with that business.

5.	Will there be regulatory or shareholder reviews / votes prior to closing?

As is customary with transactions of this nature, there will be regulatory reviews in a number of global jurisdictions. Also, the acquisition must be approved by Trane’s shareholders. Both of these reviews and approvals are required to be completed before the transaction can be finalized.

Trane Facts

6.	What should we know about Trane and its predecessor company, American Standard?

Like Ingersoll Rand, Trane traces its roots back to the 1800s and has recently completed a major transformation of its business portfolio. Until recently, Trane was part of American Standard Companies. But when the company sold its bath and kitchen business and spun off its vehicle control systems business, the company focused on its remaining business – Air Conditioning Systems and Services – and renamed itself Trane after its largest brand.

Trane provides systems and services that enhance the quality and comfort of the air in homes and buildings around the world. The company offers customers a broad range of energy-efficient heating, ventilation and air conditioning (HVAC) systems; dehumidifying and air cleaning products; service and parts support; advanced building controls; and financing solutions. Trane has more than 29,000 employees and 29 production facilities worldwide, and possesses numerous qualities that define a market leader, including:

•	Premium brands

•	Broad customer base

•	Large installed base that will drive demand in the future and parts and service revenues

•	Diversified product base with limited exposure to new U.S. housing starts.

•	Broad geographic coverage and strong potential growth in international markets

•	Industry-leading distribution

Integration Plans

7.	How will the Company be organized with Trane?

Ingersoll Rand’s plan is to operate Trane’s Commercial and Residential businesses as two separate businesses, with their presidents reporting directly to CEO Herb Henkel and joining Ingersoll Rand’s Enterprise Leadership Team (ELT). At the same time, it is expected that Trane’s businesses will interact with Ingersoll Rand’s Climate Control Technologies Sector to leverage knowledge, intellectual property, best practices and resources for all of the businesses’ mutual benefit.

8.	Can we contact people in Trane to begin the integration?

No. Unless you are part of an authorized integration team that will be formed between representatives of both companies, there should be no unauthorized contact with Trane employees. Both companies’ leaders agree that, for the vast majority of employees, time is best spent focusing on “business as usual” and meeting or exceeding our operating plans. Until the acquisition closes, random phone calls, meetings or requests for information outside of authorized integration activities are an unnecessary distraction for both businesses, or worse, could create problems for our business with regulatory authorities. It is extremely important that Trane continues to operate as a stand-alone business until the acquisition is completed.

9.	Are we allowed to work with Trane employees on projects that involve customers?

Until the acquisition closes there are restrictions on engaging in commercial activities with Trane. Therefore, it is extremely important to contact the Transition Planning Team under the direction of Patrick Shannon (704-655-5466) before discussing or working on customer projects with Trane employees.

10.	How will the integration process be conducted?

Ingersoll Rand has formed an integration planning team that will work with a counterpart team comprised of Trane employees to develop plans for fully integrating Trane with Ingersoll Rand. Integration plans will be communicated as they are developed.

11.	Who will lead the new combined company?

Herb Henkel will continue to be the chairman and CEO. Fred Poses, Trane’s chairman and CEO, has announced his intention to retire when the transaction closes. He had previously planned to retire at the end of 2007. Also, during the integration process, Ingersoll Rand will be evaluating the management structure of the combined companies. Looking ahead, Ingersoll Rand’s goal is to have in place the right team staffed from both organizations.

12.	Why are we keeping Trane as a separate company and not part of Climate Control Technologies?

The size of the two main businesses of Trane (Commercial and Residential) as well as their distinct product lines, channels, and markets result in the need to maintain Trane’s current management and structure in order to focus on continued customer needs, operational effectiveness and financial performance. We are confident that we can gain immediate and long-term benefits across the climate-control businesses through our practice of Dual Citizenship.

13.	How will we integrate the Trane businesses?

Consistent with Ingersoll Rand’s ongoing strategy, we’ll be examining the combined organization’s network of manufacturing and distribution facilities, service centers, and other areas for opportunities to strengthen our ability to serve customers cost-effectively worldwide.

14.	How will Enterprise Services be integrated between Trane and IR?

We will continue our current practice of operating multi-site corporate and shared service locations. It’s too early to know how our Enterprise Services operations will be integrated, but our goal will be to implement the appropriate structure, staffing, and geographic presence from the combined companies’ current operations in order to provide ongoing value to all of our businesses.

15.	What will happen in instances where a Trane facility might be larger than Ingersoll Rand’s in the same city or geographic location?

We will be evaluating both Ingersoll Rand’s and Trane’s worldwide operations and facilities to arrive at the best approach for meeting our operational, customer, and cost-management requirements. If our evaluation determines that a current Trane location is well suited to meet those requirements, we would consider consolidating a nearby Ingersoll Rand operation there. At the same time, it is possible that a Trane location could be consolidated into an Ingersoll Rand location or that both locations could continue operating separately.

16.	Can we start helping Trane manage their business?

No. Until the transaction is complete, Trane will continue to operate as a separate stand-alone company.

Operating Plans

17.	What is the vision for the new combined company?

For the past seven years, Ingersoll Rand’s vision has been to become a premier diversified industrial company as seen through the eyes of its employees, customers and shareholders. The acquisition of Trane is a major step toward achieving that vision.

With respect to climate control markets, with Trane’s and Ingersoll Rand’s shared commitment to technology, we’ll be in a stronger position to innovate a broader variety of climate control solutions. Here are a few examples of our opportunities as a combined company. Our two service organizations will be able to capture more opportunities across our existing customer base as well as in the servicing of competitive products. In addition, with Trane’s capabilities, Ingersoll Rand is better positioned to provide technologies, products, services and solutions throughout the cold chain. Specifically, we will participate in all of the activities and processes necessary to preserve foods and perishables from their point of origin through their point of consumption or use. Also, our two organizations will feature an expanded global manufacturing footprint, which will enable both of our businesses to accelerate participation in global markets, particularly in emerging markets, such as China, India and Eastern Europe.

18.	Where will the headquarters be for the combined company?

Ingersoll Rand’s headquarters will continue to be Hamilton, Bermuda. In terms of other executive offices, we will continue our current practice of operating multi-site corporate and shared service locations.

19.	Will we combine sites or plants as part of the integration?

It’s too early to know if any specific operations will be combined. Consistent with Ingersoll Rand’s ongoing strategy, we’ll be examining the combined organization’s network of manufacturing and distribution facilities, service centers, and other areas for opportunities to strengthen our ability to serve customers cost effectively worldwide.

20.	Where will the synergies occur between the two companies? What are the targets?

With the combination of the two companies, Ingersoll Rand expects to realize strategic synergies in the long term and eliminate redundant activities in the near term. The synergies include those related to growth, such as opportunities for cross selling and service revenue expansion. Cost synergies will come from purchased material savings through supplier rationalization and procurement leverage, improvements in manufacturing costs and lower general and administrative costs. However, specific action plans will not be determined and announced until after the joint integration planning teams have finalized their work. This work will soon begin.

21.	Are there any revenue synergies or opportunities between Trane and Security Technologies or with Industrial Technologies (e.g., channels, markets, such as building controls, residential)?

Industrial Technologies and Trane customers have similar requirements to achieve greater energy efficiency in their operations. In fact, we probably serve many of the same customers around the world, albeit with different products and solutions. Also, both Trane and Industrial Technologies have strong service businesses. At the same time, Security Technologies and Trane both serve residential and commercial customers, even though we do so through entirely different channels, products and solutions. Certainly, there are intriguing possible synergies with Industrial

Technologies and Security Technologies; however, we will be initially focused on leveraging opportunities that exist among our expanded climate control group of businesses.

22.	What will be done to reduce Trane’s operating costs and increase profitability?

While we have not yet had the opportunity to fully evaluate Trane’s cost structure, we do know that, like Ingersoll Rand, Trane has experienced significant increases in materials costs over the past few years. We expect to achieve significant costs savings for the combined businesses as we leverage materials purchasing, rationalize the supply base, and pursue economies in our overall procurement program. Other opportunities to improve profitability will be similar to the actions we are taking throughout Ingersoll Rand to improve productivity and pursue operational excellence through the implementation of the Business Operating System and Lean Six Sigma tools.

Market Reaction

23.	Why did our stock price fall so much after announcing the Trane acquisition?

It is always difficult to speculate about the dynamics of stock market activity. We know that on the day of the announcement more than 17 million of our shares traded, which represents approximately 8 times the normal volume of trading our stock usually experiences in a day. One theory is that certain shareholders, who would have preferred that we use our funds to continue buying back Ingersoll Rand shares instead of making a large acquisition, decided to sell their shares of Ingersoll Rand stock. Unfortunately, we cannot be sure what motivated investor decisions that day, or any other day for that matter. Of note, the overall market also fell that day, with the Dow Jones Industrial Average falling by 170 points, so we know there already was general pressure on stock prices on the day of the announcement.

We do not believe that the stock price reaction reflected concerns about the acquisition of Trane itself. In fact, many stock analysts have indicated that Trane is a good strategic fit for Ingersoll Rand and will provide the prospect of significant long-term benefits in terms of financial performance and shareholder value. At the same time, in the immediate term, economic forecasters are expressing growing concern about the possibility of a recession in the United States in 2008, which may result in the selling of industrial stocks that are perceived as having exposure to reduced earnings caused by this potential downturn.

24.	How will this acquisition affect our price-to-earnings ratio?

The price-to-earnings (P/E) ratio reflects how investors view our prospective earnings power. It is derived by dividing our stock price by our annual earnings per share (using either last year’s earnings or an estimate of a future year’s earnings). In this calculation, the higher the number reflects a more optimistic investor outlook for our stock.

Over the past few years, Ingersoll Rand’s P/E has typically ranged around 10-12, which reflects a valuation consistent with a heavy machinery, capital intense business. The Trane transaction will place us firmly in the top ranks of diversified industrial companies, which typically have P/E ratios in the mid to high teens.

Impact on Other Initiatives

25.	How will we finance the acquisition? Will we have too much debt?

We are financing the acquisition through a combination of cash, stock and debt.

Total cash used in the transaction will be approximately $3.5 billion, much of which we obtained from recent divestitures. We will issue approximately $2.6 billion in Ingersoll Rand shares and use approximately $3.8 billion in incremental debt to complete the financing.

Even with the additional debt, our balance sheet remains strong with a debt-to-capital ratio below 40%. With the strong cash flow we currently have and expect after the transaction is completed, this is a highly manageable debt level.

26.	Will we continue to buy back our own shares?

Our priority for deploying our cash over the next 18-24 months will be to reduce the debt we are assuming with the Trane transaction, to pursue bolt-on acquisitions and to invest in our programs to support new product development, innovation and operational excellence. As a result, we do not anticipate additional share buy-backs during this period of time.

27.	Do we see any additional acquisitions on the horizon? Will we still be able to do acquisitions in Security Technologies or Industrial Technologies?

We remain in a strong position to pursue acquisitions in all of our businesses. Most of these would fall in the category of bolt-on acquisitions that extend our existing product and service offerings, enhance our geographic footprint, or add to our technical capabilities.

28.	How does the acquisition of Trane offset the sale of Bobcat and other businesses we divested?

Since 2000 we have been transforming Ingersoll Rand’s business portfolio to enable more consistent financial performance across all economic and market conditions. That strategy required divesting highly cyclical, capital intense businesses while at the same time seeking to add businesses that featured less cyclicality and higher long-term growth prospects. Trane’s business profile meets the criteria we seek as we drive toward our goal of becoming a top-tier diversified industrial company. In addition, the divestitures we made provided funds that enabled us to pursue the Trane transaction.

29.	Will we still be able to make investments in the current IR businesses such as capital investments?

We remain committed to investments across all of our strategic platform businesses to drive new product development, innovation, productivity improvement, operational excellence and world-class manufacturing. In addition, we remain financially strong and in a good position to continue these investments.

30.	How will this transaction affect our operations in China, India, Mexico, Eastern Europe and other growing markets?

The Trane acquisition will accelerate our participation across all of our global climate control markets. It is too early to know how this will affect our operations around the world, but we are committed to developing the most effective and cost-efficient global network to serve customers in this growing market space.

31.	Will there be more career opportunities with the combined company and what processes will be used to enable moves across the company?

We will continue to employ the Performance Management Process, Organization & Leadership Review, and other related processes as fundamental components in talent evaluation and movement. Our combined organization will expand career opportunities for employees of both Trane and Ingersoll Rand.

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or for Trane Inc., to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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